EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The ratio of earnings to fixed charges, as well as any deficiency of earnings, are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; and (c) fixed charges, as defined below. From this total, we subtract capitalized interest and net income attributable to non-controlling interests that have not incurred fixed charges.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); and (b) amortization of debt expense and discount or premium relating to any indebtedness.
Computation of Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
(dollars in thousands)	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$2,859	$1,938	$1,162	$514	$524
Capitalized interest	674	656	332	172	12

Total Fixed charges	$3,533	$2,594	$1,494	$686	$536

Earnings available for fixed charges:
Pre-tax income (loss)	$20,732	$26,330	$8,095	$10,818	$(1,169)
Add: Fixed charges	3,533	2,594	1,494	686	536
Less: Capitalized interest	(674)	(656)	(332)	(172)	(12)
Less: Net (income) loss– non-controlling interests	—	—	—	46	(502)

Total Earnings available for fixed charges	$23,591	$28,268	$9,256	$11,378	$(1,148)

Ratio of earnings to fixed charges	6.68	10.90	6.20	16.59	*

*Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges by $1,684.